January 10, 2013

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sherry Haywood and Era Anagnosti

Re:	H&E Equipment Services, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on January 10, 2013

File No. 333-185334

Ladies and Gentlemen:

H&E Equipment Services, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement, File No. 333-185334 (the “Registration Statement”), originally filed with the Commission on December 7, 2012. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 21, 2012, from Era Anagnosti to Mr. John M. Engquist, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.	Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2011.

Response:

The Company separately responded to the Commission’s comments on the Company’s Form 10-Q for the fiscal quarter ended September 30, 2012 in a letter to the Commission dated January 9, 2013. The Company acknowledges that the Staff will not be in a position to declare the Company’s Form S-4 filing effective until the Staff has cleared all outstanding comments on the Company’s Form 10-Q.

Prospectus cover page

2.	Please revise the prospectus cover page to disclose that the guarantees are subject to customary release provisions.

Response:

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to include the requested disclosure.

Expiration Date; Extensions; Amendments; Termination, page 37

3.	We note your disclosure in the third paragraph. Please revise your disclosure to clarify that your obligation to extend the offer period following notice of a material change so that at least five business days remain in the offer, encompasses also a waiver of a material condition.

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the prospectus.

Incorporation of Documents by Reference, page 91

4.	Please revise your disclosure to indicate the date by which the note holders must request the information being incorporated by reference. Refer to Item 2(2) of Form S-4.

In response to the Staff’s comment, the Company has revised page 92 of the prospectus to include the requested disclosure.

Item 22. Undertakings, page II-9

5.	Please revise your disclosure to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page II-9 of the Registration Statement to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 5.2 Opinion of Williams Mullen, P.C.

Exhibit 5.3 Opinion of Garlington, Lohn & Robinson, PLLP

Exhibit 5.4 Opinion of Ryan, Swanson & Cleveland, PLLC

6.	Please have each counsel revise its opinion to opine that each subsidiary guarantor is validly existing and has the power to create the guarantee obligation. See Section II(B)(1)(e) of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

In response to the Staff’s comment, Williams Mullen, P.C., Garlington, Lohn & Robinson, PLLP and Ryan, Swanson & Cleveland, PLLC have revised their opinions included as Exhibits 5.2, 5.3 and 5.4 as requested. Dechert LLP has also revised its opinion included as Exhibit 5.1 to reflect that it is relying on the revised opinions of Williams Mullen, P.C., Garlington, Lohn & Robinson, PLLP and Ryan, Swanson & Cleveland.

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If you have any questions, please feel free to contact the undersigned at 212.649.8740. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ RICHARD GOLDBERG

Richard Goldberg